# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arqit Quantum Inc., CIK 0001859690
CUSIP: G0567U127
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Address of issuer's principal executive offices: 2nd Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H 0BF
Date of event which requires filing of this statement: 05/21/2026
Filed by CIK 0001882923
Persons authorized to receive notices and communications: Heritage Assets SCSp, c/o Heritage Services SAM, 7 rue du Gabian, Monaco, Monaco (O9), 98000, 377 97 97 63 19

## Reporting persons
- Heritage Assets SCSp (CIK 0001882923): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,249,963.8; sole dispositive power 0; shared dispositive power 9,249,963.8; aggregate amount beneficially owned 9,249,963.8 (38.4% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split (as defined herein) basis. On September 19, 2024, Arqit Quantum Inc., a Cayman Islands exempted limited liability company ("Arqit"), announced the implementation of a reverse stock split whereby every 25 outstanding ordinary shares of Arqit were consolidated into one ordinary share, par value $0.0025 per share (the "Ordinary Shares") (such consolidation, the "Reverse Stock Split"). The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.
- M Management S.A. (CIK 0001882928): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,249,963.8; sole dispositive power 0; shared dispositive power 9,249,963.8; aggregate amount beneficially owned 9,249,963.8 (38.4% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.
- Manfredi Lefebvre d'Ovidio (CIK 0001840678): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: affiliate funds (AF); sole voting power 48,350; shared voting power 9,249,963.8; sole dispositive power 48,350; shared dispositive power 9,249,963.8; aggregate amount beneficially owned 9,298,313.8 (38.6% of the class)
  Comment: (Rows 8, 10 and 11) On a post-Reverse Stock Split basis. The Ordinary Shares began trading on the Nasdaq Capital Market on a post-Reverse Stock Split basis on September 25, 2024. The CUSIP of the Ordinary Shares following the Reverse Stock Split is G0567U127.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0025 per share
Name of issuer: Arqit Quantum Inc.
Address of issuer's principal executive offices: 2nd Floor, 3 Orchard Place, London, United Kingdom (X0), SW1H 0BF
Comment:
This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") is being filed by Heritage Assets SCSp, a Luxembourg company, M Management S.A., a Luxembourg company, and Manfredi Lefebvre d'Ovidio (collectively, the "Reporting Persons"), with respect to the Ordinary Shares of Arqit Quantum Inc., a Cayman Islands exempted limited liability company ("Arqit" or the "Issuer"), to amend the Schedule 13D filed by the Reporting Persons on September 14, 2021 (as amended on December 9, 2021, September 15, 2023, October 2, 2024, May 29, 2025, August 26, 2025, September 24, 2025, October 20, 2025 and November 12, 2025, the "Schedule 13D").

The class of equity security to which this Amendment No. 9 relates is the Ordinary Shares, par value $0.0025 per share, of the Issuer. The address of the principal executive offices of the Issuer is 2nd Floor, 3 Orchard Place, London SW1H 0BF, United Kingdom. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is amended by adding the information set forth in Item 4 of this Amendment No. 9.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended by adding the following information:

This Amendment No. 9 is being filed to update the aggregate number of Ordinary Shares and percentage of Ordinary Shares of Arqit beneficially owned by the Reporting Persons due to the dilution caused by Arqit's issuance of additional Ordinary Shares from time to time since the date of the filing of Amendment No. 8 to Schedule 13D by the Reporting Persons on November 12, 2025 ("Amendment No. 8"), which resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 8. In addition, this Amendment No. 9 contains information regarding the sale by the Reporting Persons of Business Combination Warrants (as defined in Arqit's Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed with the Securities and Exchange Commission (the "SEC") on December 9, 2025) on a post-Reverse Stock Split basis at the average prices set forth in the table below, in each case in open market transactions, since the information contained in Amendment No. 8.

Date of Transaction Amount of Business Average Price per
Combination Warrants Business Combination
Warrant ($)
11/11/2025 445 9.20
11/12/2025 290 8.40
11/13/2025 151 8.50
11/14//2025 461 7.20
11/17/2025 456 6.30
11/18/2025 195 7.00
11/19/2025 378 6.60
11/20/2025 400 7.50
11/21/2025 310 6.80
11/24/2025 1,318 5.50
11/25/2025 196 5.60
11/26/2025 536 6.40
11/28/2025 103 8.50
12/1/2025 61 8.40
12/2/2025 129 8.40
12/3/2025 163 9.10
12/4/2025 322 10.40
12/5/2025 302 9.8
12/8/2025 353 10.10
12/9/2025 30 9.70
12/10/2025 128 8.70
12/11/2025 21 8.70
12/12/2025 1 8.70
12/15/2025 99 8.60
12/16/2025 133 8.30
12/17/2025 45 7.90
12/18/2025 374 7.10
12/19/2025 444 6.00
12/22/2025 463 5.30
12/23/2025 12 5.40
12/24/2025 27 5.30
12/26/2025 405 4.50
12/29/2025 488 3.60
12/30/2025 435 3.70
12/31/2025 294 3.60
1/2/2025 402 4.70
1/5/2026 186 5.50
1/6/2026 311 5.20
1/7/2026 85 5.30
1/8/2026 8 5.30
1/9/2026 102 5.50
1/12/2026 190 5.00
1/13/2026 10 5.00
1/14/2026 99 5.00
1/15/2026 76 5.20
1/16/2026 197 5.00
1/20/2026 54 5.00
1/21/2026 10 4.90
1/22/2026 102 5.00
1/23/2026 60 4.70
1/26/2026 42 4.70
1/27/2026 104 4.70
1/28/2026 113 4.30
1/29/2026 106 4.20
1/30/2026 40 4.10
2/2/2026 16 4.30
2/3/2026 15 4.30
2/4/2026 39 4.70
2/5/2026 45 4.10
2/6/2026 124 4.20
2/9/2026 75 4.40
2/10/2026 97 4.30
2/11/2026 116 4.10
2/12/2026 59 4.20
2/13/2026 61 4.00
2/18/2026 3 4.00
2/19/2026 4 4.10
2/20/2026 96 3.80
2/23/2026 106 3.70
2/24/2026 24 3.70
2/25/2026 173 3.70
2/26/2026 251 3.70
2/27/2026 37 3.70
3/2/2026 31 3.70
3/3/2026 15 3.50
3/4/2026 179 3.50
3/5/2026 214 3.40
3/6/2026 332 3.30
3/9/2026 179 3.30
3/10/2026 24 3.40
3/11/2026 8 3.30
3/12/2026 12 3.40
3/13/2026 20 3.30
4/15/2026 713 3.00
4/16/2026 159 3.10
4/17/2026 151 3.10
4/20/2026 307 2.80
4/21/2026 103 2.80
4/22/2026 381 3.10
4/23/2026 182 3.30
4/24/2026 205 2.90
4/27/2026 41 2.90
4/28/2026 421 2.50
4/29/2026 967 2.30
4/30/2026 91 2.30
5/1/2026 402 2.10
5/4/2026 328 2.10
5/5/2026 68 2.30
5/6/2026 404 2.20
5/7/2026 11 2.20
5/8/2026 181 2.10
5/11/2026 112 2.10
5/12/2026 13 1.80
5/13/2026 80 2.10
5/14/2026 47 2.10
5/15/2026 110 2.00
5/18/2026 106 2.00
5/19/2026 116 1.60
5/20/2026 72 1.90
5/21/2026 787 2.10
5/22/2026 1,001 1.90

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Amendment No. 9 are incorporated herein by reference.

The Reporting Persons' aggregate percentage of beneficial ownership is approximately 38.4% (or 38.6% with respect to Manfredi Lefebvre d'Ovidio) of the outstanding Ordinary Shares. Calculations of the percentage of Ordinary Shares beneficially owned are based on 24,090,585 Ordinary Shares outstanding (including Ordinary Shares that the Reporting Persons have a right to acquire within 60 days) as of May 19, 2026, based on information included in the Issuer's prospectus supplement filed pursuant to Rule 424(b)(3) with the SEC on May 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Except as set forth in this Amendment No. 9, none of the Reporting Persons has engaged in any transaction with respect to the Ordinary Shares since the date of the filing of Amendment No. 8.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: No material changes.

## Signatures
- Heritage Assets SCSp: By: M Management S.A., its Sole Manager and General Partner, Manfredi Lefebvre d'Ovidio/Director (05/26/2026)
- Heritage Assets SCSp: By: M Management S.A., its Sole Manager and General Partner, Giorgio Scelsi/Director (05/26/2026)
- M Management S.A.: /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio/Director (05/26/2026)
- M Management S.A.: /s/ Giorgio Scelsi, Giorgio Scelsi/Director (05/26/2026)
- Manfredi Lefebvre d'Ovidio: /s/ Manfredi Lefebvre d'Ovidio, Manfredi Lefebvre d'Ovidio (05/26/2026)